Exhibit 7.04

2002 Clipper Park Rd. Suite 105 | Baltimore, MD 21211 dbramble@mcbrealestate.com (410) 662-0105

November 4, 2025

Via Email

Board of Trustees

C/O David K. Holeman

Whitestone REIT

2600 S. Gessner Rd, Suite 500

Houston, TX 77063

Dear Whitestone REIT Board of Trustees:

On behalf of MCB Acquisition Company LLC (“MCB” or “we”), we are hereby presenting an offer to acquire all of the outstanding common shares of Whitestone REIT (“Whitestone” or the “Company”), including all of the outstanding common partnership interests (“OP Units”) in Whitestone REIT Operating Partnership, L.P. (the “OP”), at a price of $15.20 per share all cash, subject to negotiation of satisfactory definitive transaction agreements and the other matters described below.

This $15.20 per share all-cash proposal provides compelling and certain value to Whitestone shareholders, representing a 21.0% premium to Whitestone’s share price and 25.0% premium to Whitestone’s 30-day VWAP as of November 3, 2025, the Company’s last trading share price. MCB’s $15.20 per share all-cash proposal represents a compelling valuation of Whitestone at a price to consensus next twelve months funds from operations (“NTM FFO”) multiple of 14.0x, which would be the highest multiple paid among recent strip center M&A transactions with a transaction value of $2.0 billion or less.1

As we detail in our “Open Letter to WSR Shareholders” to be released shortly (the “Open Letter”), our proposal delivers significantly more value to Whitestone shareholders than what can reasonably be expected to be achieved in the absence of a change of control transaction. The Company has continued to suffer from a subscale capitalization, poor asset quality, bloated G&A expense load, and lack of access to capital compared to its peers. The market’s lack of confidence in the Company’s standalone prospects is evidenced in the Company’s valuation multiple and implied cap rate, which remain the worst amongst its peers2. Notably, since we withdrew our proposal to acquire Whitestone in November of last year the Company’s share price has declined by 13.1%, resulting in a negative total shareholder return of 9.4%. Meanwhile, Whitestone’s shareholders have watched the RMZ and the Russell 2000 return (1.4%) and 8.9%, respectively, during this period.

1 NTM FFO based on consensus estimates per FactSet as of 11/3/2025. Defined as strip center transactions since 2022 with a transaction value of $2.0 billion or less. Transactions include the following: Wheeler REIT acquisition of Cedar Realty Trusty (3/2/2022), Regency Centers acquisition of Urstadt Biddle Properties (5/18/2023), and Kimco Realty acquisition of RPT Realty (8/28/2023).

2 Peers defined as AKR, BRX, FRT, IVT, KIM, KRG, PECO, REG and UE.

Regarding financing, we expect to fund the acquisition with a combination of equity and debt. Our contemplated equity for this transaction is fully committed from discretionary capital managed by MCB. With respect to the debt portion of the acquisition, we have received a Highly Confident Letter from Wells Fargo with respect to up to $950MM of debt financing upon satisfaction of customary due diligence and execution of final documentation. The Highly Confident Letter is attached to this proposal as Exhibit A. Any definitive transaction agreement between us and the Company would not be subject to a financing contingency. Representatives of Wells Fargo are available to address any questions you may have on the proposed debt financing.

Despite the Board ignoring multiple opportunities in the past to engage with us and deliver the value shareholders deserve, we are confident that with engagement and diligence, we can quickly reach agreement on a transaction. In the meantime, we will continue engaging with shareholders to build support for change, and we are committed to seeing this through to a successful conclusion.

We remain very enthusiastic about an acquisition of Whitestone and are prepared to expeditiously move forward. Please do not hesitate to call me if you have any questions.

Sincerely,

/s/ P. David Bramble

P. David Bramble, Managing Partner

cc:

Via email, under separate cover:

Peter Pinkard, Managing Partner

Gina Baker Chambers, President

Drew Gorman, Principal

Mike Trail, Chief Investment Officer

Daniel LeBey, Vinson & Elkins L.L.P

 EXHIBIT A

STRICTLY PRIVATE & CONFIDENTIAL

November 4, 2025

David Bramble

MCB Acquisition Company, LLC

2002 Clipper Park Rd, Suite 105

Baltimore, MD 21211

Dear Mr. Bramble,

You have informed Wells Fargo Securities, LLC (“Wells Fargo”) that MCB Acquisition Company, LLC (“MCB” or the “Company”) intends to submit an indicative bid for the proposed acquisition (the “Acquisition”) of Whitestone REIT (“Whitestone” or the “Target”).

In connection with our evaluation of the proposed Transactions (as defined below), we have reviewed the preliminary information provided to us by the Company. Based on the above referenced information and taking into account current market conditions, we are pleased to inform you that, as of the date hereof, we are highly confident that funded debt financing of up to $950MM, can be arranged by us via the capital markets to consummate the Acquisition and refinance existing debt of the Company (the “Financing” and together with the Acquisition, the “Transactions”).

It should be noted that Wells Fargo’s comments about the feasibility of the Financing does not constitute or give rise to (i) any legal obligation on the part of Wells Fargo, or any of its affiliates, to arrange, underwrite or provide, or commit to arrange, underwrite or provide, the Financing or any other financing for the Transactions or otherwise; or (ii) any representations or warranties in respect of any of the foregoing. Any such obligations or liabilities would arise only under separate written agreements in form and substance satisfactory to Wells Fargo.

This letter is confidential and is delivered to you on the understanding that neither this letter nor any of its terms or substance has been or shall be disclosed, directly or indirectly, by you to any other person without our prior written consent except you may disclose this letter: (i) to your directly involved officers, financial advisors, accountants and lawyers, (ii) subject to their acknowledgment that they may not rely on this letter, to the Target’s Board of Directors, the senior managers of the Target, and the Target’s financial advisors and lawyers and (iii) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly in advance of disclosure thereof); provided that in the case of clause (i) and clause (ii) such disclosure shall be on a confidential and need-to-know basis only.

This letter shall be governed by and construed in accordance with New York law.

Based upon the information we have been provided, we are prepared to continue our diligence efforts in parallel with your process in connection with the Acquisition.

We appreciate the opportunity to work with you on this important transaction. Should you have any questions or require any clarification, please do not hesitate to contact any of the Wells Fargo team.

Sincerely,

Wells Fargo Securities, LLC

/s/ Michael Valentino

Michael Valentino

Executive Director